Exhibit 99.1

SAP Announces Dominik Asam as New CFO

WALLDORF, Germany — August 31, 2022 —SAP SE (NYSE: SAP) today announced that the SAP Supervisory Board has appointed Dominik Asam as CFO and member of the Executive Board of SAP SE. Asam will start on March 7, 2023, and comes to SAP from his current role as CFO and member of the Executive Committee at Airbus.

“Dominik Asam is a well-rounded and experienced leader in global finance and technology, and with that the right person to continue powering SAP’s successful cloud transformation,” said Hasso Plattner, Chairman of the Supervisory Board of SAP SE, noting Asam’s experience in senior roles at Goldman Sachs, Siemens and Infineon in addition to Airbus. “I take this opportunity to once again thank Luka Mucic for his 26 years of dedication and service to SAP, for laying the strong foundation upon which Dominik will build, and for his leadership in ensuring a seamless transition.”

As previously announced, Luka Mucic will remain a member of the SAP SE Executive Board until March 31, 2023.

Dominik Asam joined Airbus in April 2019 from Munich-based Infineon Technologies AG, where he had been CFO since 2011. At Airbus, Asam helped steer the firm through the COVID-19 pandemic while driving business transformation and innovation.

Dominik Asam also serves on the Supervisory Board of Bertelsmann.

He holds a Master’s in Business Administration from INSEAD and is a graduate in Mechanical Engineering from the Technical University of Munich and the École Centrale Paris.

“On behalf of the entire company and Executive Board, I warmly welcome Dominik Asam to the team,” said Christian Klein, CEO of SAP SE. “The breadth and depth of his expertise in global finance and technology aligns perfectly to SAP’s strategy and portfolio, as we continue innovating in the cloud to bring sustainability to the center of business, make supply chains more resilient, and future-proof our customers around the world.”

“I’m thrilled to join SAP, the world leader in enterprise cloud solutions,” said Dominik Asam. “I have long been an SAP customer and I know first-hand the unique value of the company’s technology for powering customer innovation, transformation and success. I look forward to working with my new colleagues on the Board and throughout the company to continue driving SAP’s ongoing success.”

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About SAP

SAP’s strategy is to help every business run as an intelligent, sustainable enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best: SAP customers generate 87% of total global commerce. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

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